UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TOYO Co., Ltd

Full name of registrant:

Former name if applicable:

Tennoz First Tower F16, 2-2-4, Higashi-shinagawa, Shinagawa-ku

Address of principal executive office (Street and number):

Tokyo, Japan 140-0002

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TOYO Co., Ltd (the “Company”) was unable to file its Annual Report on Form 20-F on a timely basis without unreasonable efforts or expenses, because the Company needs additional time to compile required information to complete the Annual Report on Form 20-F, and its independent registered public accounting firm needs additional time to complete its review of the Company’s financial statements in the Annual Report on Form 20-F. The Company anticipates that it will file the Form 20-F no later than the fifth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Junsei Ryu	+81	3-6433-2789
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management expects that there will be a significant change in its results of operations for the fiscal year ended December 31, 2024, as compared to the fiscal year ended December 31, 2023, primarily as a result of the Company’s business developments in 2024.

Management expects an approximately 184% year-over-year increase in revenues for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, as a result of its commencement of commercial scale-production at its solar cell plant in Vietnam in the second half of 2023 and increase in sales orders in 2024. The cost revenues are expected to be approximately 239% higher for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, which is in line with the increase in sales of solar cells.

Management further expects that the gross profit margin was approximately 12.4% in the fiscal year ended December 31, 2024 compared to 26.7% in the fiscal year ended December 31, 2023, related to the customer adjustments made in the second half of 2024 to mitigate risk from AD/CVD to non-U.S. end customers with lower average selling prices, as well as the impact of reduced capacity utilization in Vietnam during the period of market adjustment.

Management also expects an approximately 172.7% year-over-year increase in operating expenses for the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, primarily due to (i) an increase in freight and handling expenses, as well as sales commissions as the Company shifted from primarily selling its solar cells from affiliated customers to third-party customers, and (ii) increased expenses related to listing and land and plant lease expenses in the U.S. and Ethiopia and an increase in depreciation and amortization expenses.

Management also expects that net income was approximately $41 million year for the fiscal year ended December 31, 2024, which included an approximately $35.1 million change in fair value of contingent considerations payable for 13 million earnout shares, as compared to $9.9 million year for the fiscal year ended December 31, 2023.

TOYO Co., Ltd

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2025	By	/s/ Junsei Ryu
Junsei Ryu
Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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